UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ASSET ACCEPTANCE CAPITAL CORP.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

04543P100

(CUSIP Number)

February 9, 2010

(Date of Event Which Requires Filings of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04543P100
1.	Names of reporting persons: AAC Quad-C Investors LLC
2.	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3.	SEC use only:
4.	Citizenship or place of organization: Virginia
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: 10,932,051
	6.	Shared voting power: -0-
	7.	Sole dispositive power: 10,932,051
	8.	Shared dispositive power: -0-
9.	Aggregate amount beneficially owned by each reporting person: 10,932,051
10.	Check if the aggregate amount in Row (9) excludes certain shares: ☐
11.	Percent of class represented by amount in Row (9): 35.7%
12.	Type of reporting person: CO

CUSIP No. 04543P100
1.	Names of reporting persons: Quad-C Partners VI, LP
2.	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3.	SEC use only:
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: 10,770,497
	6.	Shared voting power: -0-
	7.	Sole dispositive power: 10,770,497
	8.	Shared dispositive power: -0-
9.	Aggregate amount beneficially owned by each reporting person: 10,770,497
10.	Check if the aggregate amount in Row (9) excludes certain shares: ☐
11.	Percent of class represented by amount in Row (9): 35.2%
12.	Type of reporting person: PN

CUSIP No. 04543P100
1.	Names of reporting persons: Quad-C Advisors VI, LLC
2.	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3.	SEC use only:
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: 10,770,497
	6.	Shared voting power: -0-
	7.	Sole dispositive power: 10,770,497
	8.	Shared dispositive power: -0-
9.	Aggregate amount beneficially owned by each reporting person: 10,770,497
10.	Check if the aggregate amount in Row (9) excludes certain shares: ☐
11.	Percent of class represented by amount in Row (9): 35.2%
12.	Type of reporting person: CO

CUSIP No. 04543P100
1.	Names of reporting persons: Terrence D. Daniels
2.	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3.	SEC use only:
4.	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: 85,544
	6.	Shared voting power: 10,932,051
	7.	Sole dispositive power: 85,544
	8.	Shared dispositive power: 10,932,051
9.	Aggregate amount beneficially owned by each reporting person: 11,017,595
10.	Check if the aggregate amount in Row (9) excludes certain shares: ☐
11.	Percent of class represented by amount in Row (9): 36.0%
12.	Type of reporting person: IN

CUSIP No. 04543P100
1.	Names of reporting persons: Anthony R. Ignaczak
2.	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3.	SEC use only:
4.	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: 85,544
	6.	Shared voting power: 10,932,051
	7.	Sole dispositive power: 85,544
	8.	Shared dispositive power: 10,932,051
9.	Aggregate amount beneficially owned by each reporting person: 11,017,595
10.	Check if the aggregate amount in Row (9) excludes certain shares: ☐
11.	Percent of class represented by amount in Row (9): 36.0%
12.	Type of reporting person: IN

Item 1.	(a)	Name of Issuer:

Asset Acceptance Capital Corp.

	(b)	Address of Issuer’s Principal Executive Offices:

28405 Van Dyke Avenue Warren, Michigan 48093

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is filed by those persons named in Paragraph 1 of pages 2 - 6 above, to which reference is hereby made.

	(b)	Address of Principal Business Office or, if none, Residence:

230 East High Street Charlottesville, Virginia 22902

	(c)	Citizenship:

See Paragraph 4 of pages 2 - 6 above, to which reference is hereby made.

	(d)	Title of Class of Securities

Common Stock, $0.01 par value per share

	(e)	CUSIP Number

04543P100

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a) Amount beneficially owned:

AAC Quad-C Investors LLC is the direct beneficial owner of 10,932,051 shares of common stock of the issuer. Quad-C Partners VI, LP holds a 98.5222% membership interest in AAC Quad-C Investors LLC, and, as such, may be deemed to beneficially own 10,770,497 shares of common stock held by AAC Quad-C Investors LLC. Quad-C Advisors VI, LLC is the general partner of Quad-C Partners VI, LP, and, as such, may be deemed to beneficially own 10,770,497 shares of common stock held by AAC Quad-C Investors LLC.

Terrence D. Daniels is a Vice President of AAC Quad-C Investors LLC and a Vice President of Quad-C Advisors VI, LLC which is the general partner of Quad-C Partners VI, LP, and, as such, shares voting and dispositive power as to the shares held by AAC Quad-C Investors LLC, Quad-C Partners VI LP and Quad-C Advisors VI, LLC. Mr. Daniels disclaims beneficial ownership of these shares except to the extent of Mr. Daniels’ pecuniary interest therein. In addition, Mr. Daniels, as of the date hereof, has the right to acquire 82,210 shares of common stock of the issuer through currently exercisable options and deferred stock units and 3,334 shares through restricted stock units that vest upon discontinuation of service as a director.

Anthony R. Ignaczak is the President of AAC Quad-C Investors LLC and is the President of Quad-C Advisors VI, LLC which is the general partner of Quad-C Partners VI, LP, and, as such, shares voting and dispositive power as to the shares held by AAC Quad-C Investors LLC, Quad-C Partners VI, LP and Quad-C Advisors VI, LLC. Mr. Ignaczak disclaims beneficial ownership of these shares except to the extent of Mr. Ignaczak’s pecuniary interest therein. In addition, Mr. Ignaczak, as of the date hereof, has the right to acquire 82,210 shares of common stock of the issuer through currently exercisable options and deferred stock units and 3,334 shares through restricted stock units that vest upon discontinuation of service as a director.

(b) Percent of class: See Paragraph 11 of pages 2 - 6 of this Schedule 13G.

For purposes of these percentages, the reporting person has used 30,590,588 shares as the number of outstanding shares of common stock of the issuer as reported in the issuer’s Form 10-Q for the quarter ended September 30, 2009.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Paragraph 5 of pages 2 - 6 of this Schedule 13G.

(ii) Shared power to vote or to direct the vote:

See Paragraph 6 of pages 2 - 6 of this Schedule 13G.

(iii) Sole power to dispose or to direct the disposition of:

See Paragraph 7 of pages 2 - 6 of this Schedule 13G.

(iv) Shared power to dispose or to direct the disposition of:

See Paragraph 8 of pages 2 - 6 of this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2010	AAC QUAD-C INVESTORS LLC

	By:	/s/ Anthony R. Ignaczak
Anthony R. Ignaczak, President

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2010	QUAD-C PARTNERS VI, LP

	By:	QUAD-C ADVISORS VI, LLC, its general partner

		By:	/s/ Anthony R. Ignaczak
Anthony R. Ignaczak, President

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2010	QUAD-C ADVISORS VI, LLC

	By:	/s/ Anthony R. Ignaczak
Anthony R. Ignaczak, President

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2010	By:	/s/ Terrence D. Daniels
Terrence D. Daniels

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2010	By:	/s/ Anthony R. Ignaczak
Anthony R. Ignaczak